EXHIBIT 99.1

Aleafia Health Secures Health Canada Permits to Export Cannabis Products to Australia

Permits Allow Company to Begin its First International Cannabis Product Shipment
Products to be Distributed by Australian-based Strategic Partner CannaPacific

TORONTO, July 02, 2019 (GLOBE NEWSWIRE) -- Aleafia Health Inc. (TSX: ALEF, OTC: ALEAF, FRA: ARAH) (“Aleafia Health” or the “Company”) has received multiple Export Permits (the “Permits”) from Health Canada, which allow the Company to begin its first international cannabis product shipment. The Company expects to ship its branded medical cannabis oils in the next month, which will be distributed by Australian Licensed Producer CannaPacific Pty. Limited (“CannaPacific”). Aleafia Health owns a 10 per cent equity stake in CannaPacific.

“The receipt of Health Canada Export Permits enables Aleafia Health to sell high-margin, value-added cannabis products across international borders for the first time, representing a major milestone as we augment our global distribution platform,” said Aleafia Health Chairman Julian Fantino. “We continue to prove the international viability of our highly differentiated cannabis health and wellness ecosystem with products, clinic operations, education and distribution. With among the largest cultivation and extraction footprints in Canada coming online, we will continue to look to new international markets.”

The Permits allow specifically for the export of the Company’s branded medical cannabis oils, including drops and sprays. As previously announced, the Company has already received the corresponding Permits to Import medical cannabis products from the Australian Government’s Department of Health.

“This is such a tremendous milestone for CannaPacific. Our relationship with Aleafia Health continues to accelerate our strategic vision of leadership in the Australasian medical cannabis market,” said CannaPacific CEO Joshua Dennis. “We have the facility, the proven management team, and now the product portfolio to continue executing towards our goal.”

For Investor and Media Relations, please contact:

Nicholas Bergamini, VP Investor Relations
1-833-879-2533
IR@AleafiaHealth.com
LEARN MORE: www.AleafiaHealth.com

About Aleafia Health:

Aleafia Health is a leading, vertically integrated cannabis health and wellness company with four primary business units: Cannabis Cultivation & Products, Health & Wellness Clinics, Cannabis Education, and Consumer Experience with ecommerce, retail distribution and provincial supply agreements.

Aleafia Health owns three major cannabis product & cultivation facilities, two of which are licensed and operational including the first large-scale, operational outdoor cultivation facility in Canadian history. The Company produces a diverse portfolio of commercially proven, high-margin derivative products including oils, capsules and sprays. Aleafia Health operates the largest national network of medical cannabis clinics and education centres staffed by MDs, nurse practitioners and educators and has international operations in three continents.

Innovation is at the heart of Aleafia Health competitive advantage. The Company maintains a medical cannabis dataset with over 10 million data points to inform proprietary illness-specific product development and its highly differentiated education platform FoliEdge Academy. The Company is committed to creating sustainable shareholder value and has been named the 2019 top performing company of the year by the TSX Venture Exchange prior to graduation to the TSX.

About CannaPacific:

CannaPacific is a licensed Medical Cannabis Company based in Newcastle and the Macleay Valley on the mid-north coast of New South Wales (NSW), Australia. CannaPacific has been granted licenses to cultivate and research medical cannabis in Australia and is in the process of constructing a 108,000 sq. ft. greenhouse cultivation and research facility.  This project will position CannaPacific as a high-quality low-cost Australian producer.  The CannaPacific Team comprises experts in the medical, clinical trials, plant Science, technology and pharmaceutical industries with vast experience and world class capability.

LEARN MORE: www.cannapacific.com.au

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities laws. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Aleafia Health or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including risks contained in the Company’s annual information form filed with Canadian securities regulators available on the Company’s issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.